UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Immunomedics, Inc.
(Name of Subject Company)

Immunomedics, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

452907108
(CUSIP Number of Class of Securities)

Usama Malik

Chief Financial Officer, Chief Business Officer

Immunomedics, Inc.

300 The American Road

Morris Plains, New Jersey 07950

(973) 605-8200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Immunomedics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on September 24, 2020, relating to the tender offer by Maui Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $88.00, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in its entirety the second paragraph under the heading “Antitrust Compliance” on page 44:

“On September 25, 2020, each of Gilead and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period with respect to the Offer expired in the ordinary course on October 13, 2020. Accordingly, the condition to the Offer requiring that the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after consummation of the Offer and the Merger, notwithstanding the expiration of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Offer or the Merger. At any time before or after the completion of the Offer and the Merger, and notwithstanding the expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as it deems necessary. Private parties may also bring legal action under the antitrust laws as they deem necessary. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNOMEDICS, INC.

Dated: October 14, 2020	By:	/s/ Usama Malik
	Name:	Usama Malik
	Title:	Chief Financial Officer

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